UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

28 June 2006
Number 22/06

BHP BILLITON APPROVES KOALA UNDERGROUND PROJECT

BHP Billiton today announced the approval of the Koala Underground Project at the EKATI Diamond Mine in Canada. The project will recover approximately 9.8 million carats of high value Koala diamonds over an eleven year production life at a capital cost of approximately US$250 million (BHP Billiton share US$200 million). Initial production is expected in the December 2007 quarter and full production is expected to be reached by mid calendar year 2009.

President Diamonds and Specialty Products, Alberto Calderon said: "Koala underground will supply around 25% of the mine feed (3,300 tonnes per day) to the plant while producing 40% of the diamond output by value. As well as delivering margins three times greater than the material it displaces, this development will also partially offset the natural decline in production grades and quality that occurs as the mine matures. The development of the Koala underground project follows the successful completion of the Panda underground mine at Ekati, earlier this year. Panda was completed on time and on budget, and is currently producing in excess of nameplate capacity."

BHP Billiton has an 80% interest in the EKATI Diamond Mine.

The information in this report that relates to Ore Reserves is based on compiled data which was overseen by Denis Gratton P. Eng., B. Eng (Mining), and is a full time employee of BHP Billiton Diamonds Inc.  Mr. Gratton has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserves". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 28 June 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary